Filed by Ermenegildo Zegna Holditalia S.p.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Ermenegildo Zegna Holditalia S.p.A.

Form F-4 File No.: 333-259139

ERMENEGILDO ZEGNA GROUP AND INVESTINDUSTRIAL ACQUISITION CORP. ANNOUNCE IMPORTANT UPDATES IN RELATION TO THEIR BUSINESS COMBINATION

•	Zegna and IIAC have reached agreements with certain investors for an additional PIPE facility of up to $125 million

•	IIAC has convened its Extraordinary General Meeting (“EGM”) to approve the Business Combination for December 15, 2021

•	Completion and first day of trading on NYSE are expected before year end

December 6, 2021 MILAN, Italy — Ermenegildo Zegna Group (“Zegna”, “the Group”, or “the Company”), a leading global luxury group, and Investindustrial Acquisition Corp. (“IIAC”), a special purpose acquisition corporation sponsored by investment subsidiaries of Investindustrial VII L.P., announced today that, following private inquiries from several investors interested in the business combination between IIAC and Zegna (the “Business Combination”), they have entered into agreements with certain large institutional and other investors for an additional PIPE facility of up to $125 million, seeking to accommodate most of the demand. Investments in the new PIPE facility would be limited to the amount of redemptions by public IIAC shareholders to limit dilution to existing investors. If redemptions exceed a specified threshold, subscribers under the new PIPE facility will acquire shares of Zegna at closing, in varying amounts pro rated to each investor’s maximum commitment depending on the level of redemptions. IIAC had raised total gross proceeds of $402.5 million in its initial public offering, as announced by IIAC on November 27, 2020. The new PIPE facility is in addition to the $250 million PIPE facility and the €184.5 million (subject to adjustment) forward purchase arrangement with an affiliate of IIAC announced on July 19, 2021.

The EGM of IIAC has been called for December 15, 2021 at 9:00 a.m. Eastern Time, to approve the Business Combination. Holders of IIAC’s Class A ordinary shares and Class B ordinary shares at the close of business on the record date of November 5, 2021 are entitled to notice of and to vote at the EGM. Holders of IIAC Class A ordinary shares can validly submit their shares for redemption until 5:00 p.m. Eastern Time on December 13, 2021.

More details on the Business Combination and the resolutions to be voted upon at the EGM can be found in the definitive proxy statement filed by IIAC, available at the following link: https://www.sec.gov/Archives/edgar/data/1825042/000119312521342341/d198909ddef14a.htm.

The closing of the Business Combination, the listing of Zegna and the first day of trading on NYSE under the ticker symbol “ZGN” are expected before year end, subject to customary approvals and conditions, including the IIAC’s shareholders’ approval of the Business Combination at the EGM.

About Ermenegildo Zegna Group

Rooted in the future, the Ermenegildo Zegna Group is a leading global luxury group, internationally recognised for the excellent quality and designs of its brands Zegna and Thom Browne and the noble fabrics and fibres by means of the in-house entirely Made in Italy Luxury Textile and Manufacturing Laboratory Platform. Founded as a fabric maker in 1910 by Ermenegildo Zegna in Trivero, Italy, the Group continues to be led by the third and fourth generations of the Zegna family, driven by the founder’s pioneering commitment to sustainability, responsibility towards the environment, the communities and the territory which finds its living path in Oasi Zegna, a 100 square kilometer natural park surrounding Lanificio Zegna. A vertically integrated supply chain, encompassing sheep farms, textile mills and factories, is at the heart of the Group’s dedication to quality, craftsmanship, and innovation. Engineer of the world’s finest wool fabrics and partner of choice for hi-end international luxury brands, through the owned textile platform, Ermenegildo Zegna Group includes historic Italian companies that are among the highest quality suppliers in the luxury industry. Managed by Gildo Zegna as CEO, Zegna Group designs, creates and distributes luxury menswear and accessories under Zegna brand and womenswear, menswear and accessories under Thom Browne brand to over 500 stores, of which 296 DOS, in 80 countries around the world, remaining committed to leveraging its rich heritage to build a better present and future.

About Investindustrial Acquisition Corp.

IIAC is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses. IIACis sponsored by Investindustrial Acquisition Corp. L.P., a limited partnership incorporated in England and Wales, whose majority investor is an independently managed investment subsidiary of Investindustrial VII L.P.

About Investindustrial

Investindustrial is a leading European group of independently managed investment, holding and advisory companies with €11 billion of raised fund capital. With ESG principles deeply embedded into the Firm’s core approach, Investindustrial has a 30-year history of providing mid-market companies capital, industrial expertise, operational focus, and global platforms to accelerate sustainable value creation and international expansion. Additional information is available at www.investindustrial.com.

For additional information, please visit https://www.zegnagroup.com/en/news/

Contacts

Media

Ermenegildo Zegna Group

Domenico Galluccio

+39 335 5387288

Investor relations

Ir@zegna.com

Brunswick Group

Brendan Riley / Lidia Fornasiero

+1 (917) 755-1454 / +39 335 6078082

Investindustrial & Investindustrial Acquisition Corp.

Maitland

David Sturken / Jonathan Cook

+44 (0) 7990 595 913 / +44 (0) 7730 777 865

Additional Information

In connection with the Business Combination, Zegna has filed a registration statement on Form F-4 (File No. 333-259139) with the SEC (the “Registration Statement”) that includes a prospectus with respect to Zegna’s securities to be issued in connection with the transactions contemplated by the Business Combination Agreement and a proxy statement with respect to the shareholder meeting of IIAC to vote on the Business Combination. The Registration Statement has been declared effective by the SEC and mailed to IIAC’s shareholders. Shareholders of IIAC and other interested persons are urged to read the definitive proxy statement/prospectus as well as other documents to be filed with the SEC because these documents contain important information about IIAC, Zegna and the Business

Combination. Shareholders of IIAC may also obtain a copy of the F-4, including the definitive proxy statement/prospectus, and other documents to be filed with the SEC without charge, by directing a request to: Investindustrial Acquisition Corp., Suite 1, 3rd Floor, 11-12 St. James’s Square, London, United Kingdom SW1Y 4LB. The definitive proxy statement/prospectus included in the registration statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

IIAC and Zegna and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Business Combination described in this communication under the rules of the SEC. Information about the directors and executive officers of IIAC and their ownership is set forth in IIAC’s filings with the SEC, including its Form 10-K for the year ended December 31, 2020 and subsequent filings on Form 10-Q and Form 4. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the IIAC shareholders in connection with the Business Combination is set forth in the Registration Statement and definitive proxy statement/prospectus filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward Looking Statements

This communication contains forward-looking statements within the meaning of section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Zegna and IIAC. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the Business Combination, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although each of Zegna and IIAC believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of Zegna and IIAC caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, risks and uncertainties are described in the Registration Statemnt and definitive proxy statement/prospectus relating to the Business Combination filed by Zegna with the SEC and other documents filed by Zegna and IIAC from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Most of these factors are outside Zegna’s and IIAC’s control and are difficult to predict. Forward-looking statements in this communication include, but are not limited to, statements regarding the Business Combination, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the Business Combination. Neither Zegna nor IIAC can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the risk that the Business Combination may not be completed in a timely manner or at all, the ability to complete the Business Combination due to the failure to obtain approval from IIAC’s shareholders or satisfy other closing conditions in the Business Combination Agreement, the occurrence of any event that could give rise to the termination of the Business Combination Agreement or the termination of any PIPE investor’s subscription agreement, the outcome of any legal proceedings that may be instituted against the parties following the announcement of the Business Combination, the ability to recognize the anticipated benefits of the Business Combination, including as a result of a delay in consummating the Business Combination, the amount of redemption requests made by IIAC’s public shareholders, costs related to the Business Combination, the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination, general economic, political and business conditions, applicable taxes, inflation, interest rates and the regulatory environment, the risk that Zegna may not be able to maintain the recognition, integrity or reputation of its brands or is unable to anticipate trends and identify and respond to new and changing consumer preferences, Zegna’s failure to implement its strategy, any disruption in Zegna’s manufacturing and logistics facilities, fluctuations in the price or quality of, or disruptions in the availability of, raw materials used in Zegna’s products, Zegna’s inability to negotiate, maintain or renew its license agreements and strategic alliances, the outcome of any potential litigation, government or regulatory proceedings, changes in macro-economic conditions and tourist traffic and demand, Zegna’s ability to retain certain key personnel and craftsmen, any disruption in Zegna’s information technology, including as a result of cybercrimes, Zegna’s competitive position, risks related to Zegna’s management team’s limited experience in managing a public company, Zegna’s intellectual property position, including its ability to protect and maintain its intellectual property rights, fluctuations in foreign currency exchange rates that could result in currency transaction losses that negatively impact Zegna’s financial results and the anticipated transaction proceed uses and sources, the ability of the combined company to grow and manage growth profitably and retain its key employees, the inability to obtain or maintain the listing of the combined company’s securities on the New York Stock Exchange following the business combination, the impact of the global COVID-19 pandemic on any of the foregoing, and other risks and uncertainties, including those included under the heading “Risk Factors” in the Registration Statement on Form F-4 filed by Zegna with the SEC and those included under the heading “Risk Factors” in the annual report on Form 10-K for year ended December 31, 2020 of IIAC and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Zegna, IIAC, their respective directors, officers or employees or any other person that Zegna and IIAC will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of Zegna and IIAC as of the date of this communication. Subsequent events and developments may cause that view to change. However, while Zegna and IIAC may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Zegna or IIAC as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and does not constitute an offer to sell or a solicitation of an offer to buy any securities of IIAC or Zegna, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Website

Please note that any hyperlink or website mentioned hereto, and information and links contained therein are not part of this communication and should not be considered as incorporated by reference hereto.

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